SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

BOARDWALK EQUITIES INC.

Suite 200, 1501 — 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: 1-15162

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___________  Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___________    No

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_____________ ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES

DOCUMENTS FURNISHED HEREUNDER:

1.	Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the months June through December, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 29, 2002		BOARDWALK EQUITIES INC

	By:	(Signed) “Roberto Geremia” Roberto Geremia Vice-President Finance and Chief Financial Officer

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	June 30, 2002

Date Prepared:	July 10, 2002

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding — Opening Balance				4,234,053

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

None

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	258,900

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	106,000

Subtotal

Closing Stock Option Plan Balance				3,869,153

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding — Opening Balance	49,562,481

Stock Options Exercised	258,900

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	July 31, 2002

Date Prepared:	December 10, 2002

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding — Opening Balance				3,869,153

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

November 13, 1999 (Reinstated)	Pat Pierce	November 13, 2009	$9.70	2,000

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	39,400

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	109,810

Subtotal

Closing Stock Option Plan Balance				3,721,943

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding — Opening Balance	39,400

Stock Options Exercised

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

:xercise Recap Report with Taxable Comp.

Boardwalk Equities Inc.

From 7/1/2002 to 7/31/2002 Entered from / / to / /

Name / Optionee ID	Grant Date	Exercise Date	Options Exercised	Option Price	Exercise Price	Aggregate Option Cost	Taxable Compensation
Plan:Boardwalk Equities Inc. 10 YR.							
Melanie M. Meneses SSN 642-91-6502	4/9/1999	7/2/2002	1,400	$12.270000	$15.000000	$17,178.00	3,822.00
Sharon P. Rempel SSN 702-46-0908	3/4/1999	7/3/2002	1,800	$12.830000	$14.990000	$23,094.00	3,888.00
Jason R. Leong SSN 643-59-9012	6/20/2000	7/9/2002	2,000	$12.700000	$14.850000	$25,400.00	4,300.00
Jan Dingle SSN 495-79-6500	3/9/1999	7/10/2002	1,200	$12.700000	$15.000000	$15,240.00	2,760.00
Barry R. Jackson SSN 713-12-0798	11/13/1999	7/10/2002	800	$9.700000	$15.000000	$7,760.00	4,240.00
Laurie A. Wionzek SSN 633-62-1297	9/3/1999	7/16/2002	2,000	$14.050000	$15.000000	$28,100.00	1,900.00
Pat Pierce SSN 615-49-2840	11/13/1999	7/18/2002	800	$9.700000	$14.990000	$7,760.00	4,232.00
Kelly Sadiura SSN 637-20-0684	3/9/1999	7/18/2002	9,000	$12.700000	$14.700000	$114,300.00	18,000.00
Plan Totals			19,000			238,832.00	43,142.00

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	August 31, 2002

Date Prepared:	December 10, 2002

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding — Opening Balance				3,721,943

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

February 10, 1999 (Reinstated)	Maureen Esopenko	February 10, 2009	$14.72	2,000

August 28, 2002	Paul Hill	August 28, 2005	$14.80	10,000

August 28, 2002	Aladin Mawani	August 28, 2005	$14.80	20,000

Subtotal				32,000

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

None

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	5,000

Subtotal

Closing Stock Option Plan Balance				3,748,943

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding — Opening Balance

Stock Options Exercised

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	September 30, 2002

Date Prepared:	December 10, 2002

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding — Opening Balance				3,748,893

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

September 3, 1999 (Reinstated)	George Reti	September 3, 2009	$12.70	100,000

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	130,399

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	8,000

Subtotal

Closing Stock Option Plan Balance				3,710,544

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding — Opening Balance

Stock Options Exercised

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

Exercise Recap Report with Taxable Comp.

Boardwalk Equities Inc.

From 9/1/2002 to 9/30/2002 Entered from / / to / /

Name / Optionee ID	Grant Date	Exercise Date	Options Exercised	Option Price	Exercise Price	Aggregate Option Cost	Taxable Compensation
Plan:Boardwalk Equities Inc. 10 YR.							
Laura P. Walrond SSN 114-48-8067	6/20/2000	9/11/2002	600	$12.700000	$14.470000	$7,620.00	1,062.00
George Reti SSN 618-72-8562	3/9/1999	9/13/2002	20,000	$12.700000	$15.250000	$254,000.00	51,000.00
Pacita P. Caponpon SSN 645-29-7755	3/4/1999	9/16/2002	1,800	$12.830000	$15.200000	$23,094.00	4,266.00
Debra M. Torvik SSN 641-40-5345	9/3/1999	9/17/2002	888	$14.050000	$15.230000	$12,476.40	1,047.84
Laurie A. Wionzek SSN 633-62-1297	9/3/1999	9/17/2002	2,666	$14.050000	$15.230000	$37,457.30	3,145.88
John Dill ID#	11/24/1999	9/18/2002	50,000	$9.110000	$15.000000	$455,500.00	294,500.00
Debra M. Torvik SSN 641-40-5345	9/3/1999	9/18/2002	445	$14.050000	$15.000000	$6,252.25	422.75
Ian Dingle SSN 495-79-6500	3/9/1999	9/19/2002	1,000	$12.700000	$14.880000	$12,700.00	2,180.00
David W. Wu SSN 647-69-6392	3/9/1999	9/19/2002	3,000	$12.700000	$14.880000	$38,100.00	6,540.00
George Reti SSN 618-72-8562	3/9/1999	9/20/2002	30,000	$12.700000	$15.060000	$381,000.00	70,800.00
Plan Totals			110,399			1,228,199.95	434,964.47

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	October 31, 2002

Date Prepared:	December 12, 2002

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding — Opening Balance				3,710,544

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

None

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	54,500

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	19,400

Subtotal

Closing Stock Option Plan Balance				3,636,644

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding — Opening Balance

Stock Options Exercised

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	November 30, 2002

Date Prepared:	December 12, 2002

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding — Opening Balance				3,636,644

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

None

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	10,734

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	91,038

Subtotal

Closing Stock Option Plan Balance				3,534,872

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding — Opening Balance

Stock Options Exercised

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

Exercise Recap Report with Taxable Comp.

Boardwalk Equities Inc.

From 11/1/2002 to 11/30/2002 Entered from / / to / /

Name / Optionee ID	Grant Date	Exercise Date	Options Exercised	Option Price	Exercise Price	Aggregate Option Cost	Taxable Compensation
Plan:Boardwalk Equities Inc. 10 YR.							
Laurie A. Wionzek SSN 633-62-1297	9/3/1999	11/6/2002	2,334	$14.050000	$15.200000	$32,792.70	2,684.10
Marcie L. McGowan SSN 632-65-2608	4/9/1999	11/7/2002	1,800	$12.270000	$15.250000	$22,086.00	5,364.00
Cheryl Westvelt SSN 636-55-7191	4/9/1999	11/7/2002	1,800	$12.270000	$15.250000	$22,086.00	5,364.00
Daniel H. de la Salle SSN 608-23-7756	6/20/2000	11/14/2002	800	$12.700000	$15.400000	$10,160.00	2,160.00
Barbara Fraser SSN 608-11-4054	11/13/1999	11/14/2002	600	$9.700000	$15.400000	$5,820.00	3,420.00
Elizabeth R. Hewitt SSN 419-79-0779	11/13/1999	11/14/2002	600	$9.700000	$15.400000	$5,820.00	3,420.00
Garry R. Jackson SSN 713-12-0798	11/13/1999	11/14/2002	400	$9.700000	$15.400000	$3,880.00	2,280.00
Rose M. Lake SSN 466-04-9863	4/9/1999	11/20/2002	1,200	$12.270000	$15.010000	$14,724.00	3,288.00
Michelle E. Watmough SSN 642-87-6593	6/20/2000	11/20/2002	1,200	$12.700000	$15.010000	$15,240.00	2,772.00
Plan Totals			10,734			132,606.70	30,752.10

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	December 31, 2002

Date Prepared:	January 15, 2003

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding — Opening Balance				3,534,872

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

None

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	52,800

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	2,000

Subtotal

Closing Stock Option Plan Balance				3,480,072

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding — Opening Balance	50,056,414

Stock Options Exercised	52,800

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance	50,109,214

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547